UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         SCHEDULE 13D (AMENDMENT NO. 1)
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)



                                ECI TELECOM LTD.
-------------------------------------------------------------------------------

                                (Name of Issuer)

                ORDINARY SHARES, NOMINAL VALUE NIS 0.12 PER SHARE
-------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    268258100
-------------------------------------------------------------------------------

                                 (CUSIP Number)
                                  ITZHAK AVIDOR
                                CARMEL V.C. LTD.
                               16 ABBA EBAN AVENUE
                              HERZLIA 46725, ISRAEL

-------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JUNE 18, 2003
-------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Isal Amlat Investments (1993) Ltd. (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        2,488,216 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             2,488,216 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,488,216 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.30%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

     * Isal Amlat Investments (1993) Ltd. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.


                               Page 2 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Shlomo Dovrat
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        112,000 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            14,159,074 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             112,000 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        7,620,914 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,000 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

     * Shlomo Dovrat expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                               Page 3 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Harel Beit-On
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        112,000 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            10,556,276 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             112,000 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,018,116 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

     * Harel Beit-On expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.



                               Page 4 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Avi Zeevi
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        24,947 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            10,556,276 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             24,947 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,018,116 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,947 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.02%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

     * Avi Zeevi expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                               Page 5 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Aharon Dovrat
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        106,850
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,602,798 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             106,850
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,602,798 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     106,850 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

     * Aharon Dovrat expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                               Page 6 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     D.G.K. Partnership
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,488,216 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,488,216 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * D.G.K. Partnership expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                               Page 7 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dovrat & Co. Ltd.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,602,798 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,602,798 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

     * Dovrat & Co. Ltd. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                               Page 8 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     D Associates GP (Israel) Ltd.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            3,602,798 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,602,798 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

     * D Associates (Israel) GP Ltd. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                               Page 9 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     D Partners (Israel) Limited Partnership (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        390,071 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,488,216 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             390,071 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,488,216 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     390,071 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.36%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * D Partners (Israel) Limited Partnership expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                              Page 10 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     D Partners (BVI) L.P. (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        724,511 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,488,216 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             724,511 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,488,216 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     724,511 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.67%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * D Partners (BVI) L.P. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                              Page 11 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carmel Software Fund (Israel) L.P. (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        1,110,046 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             1,110,046 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,110,046 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.03%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * Carmel Software Fund (Israel) L.P. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.


                              Page 12 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carmel Software Fund (Cayman) L.P. (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        1,370,637 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             1,370,637 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,370,637 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.27%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * Carmel Software Fund (Cayman) L.P. expressly disclaims beneficial ownership of the Ordinary Shares of the issuer held by the other reporting persons referenced herein.


                              Page 13 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carmel Software Fund (Delaware) L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        598,702 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             598,702 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     598,702 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.55%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * Carmel Software Fund (Delaware) L.P. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.


                              Page 14 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carmel Software Fund GbR (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        98,565 shares
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            0
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             98,565 shares
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     98,565 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.09%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * Carmel Software Fund GbR expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.


                              Page 15 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carmel V.C. Ltd. (1)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        840,166 shares (2)
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            6,538,160
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             840,166 shares (2)
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        3,177,950 shares (2)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     840,166 shares (2)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.76%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

     * Carmel V.C. Ltd. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  Acting on behalf of Siemens Venture Capital GmbH
(2)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                              Page 16 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carmel VC (Israel) L.P. (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            1,110,046 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        1,110,046 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * Carmel Software L.P. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                              Page 17 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carmel Software L.P. (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,067,904 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,067,904 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

     * Carmel Software L.P. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                              Page 18 of 37 pages

                                 SCHEDULE 13D/A
--------------------                                       --------------------
CUSIP NO. 268258100
--------------------                                       --------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Carmel Software Ltd. (no U.S. I.D. number)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [_]
     (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        ------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,067,904 shares (1)
  OWNED BY         ------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,067,904 shares (1)
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
     [X]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

     * Carmel Software Ltd. expressly disclaims beneficial ownership of the Ordinary Shares of the Issuer held by the other reporting persons referenced herein.

(1)  See Item 5 of this Amendment No. 1 to Schedule 13D.


                              Page 19 of 37 pages

This Amendment No. 1 to Schedule 13D amends certain information set forth in the
Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on April 16, 2002 (the "Initial Schedule 13D"). This Amendment No. 1, like the Initial Schedule 13D, relates to the ordinary shares, nominal value NIS
0.12 per share (the "Ordinary Shares"), of ECI Telecom Ltd., an Israeli corporation (the "Issuer"). The address of the principal executive office of the Issuer is 30 Hasivim Street, Petah Tikva 49130, Israel. Except as set forth in this Amendment No. 1, all information included in the Initial Schedule 13D is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The reporting persons.

     Carmel Software Fund (Israel) L.P. is an Israeli limited partnership engaged in investments in companies, with its principal address at 16 Abba Eban Avenue, Herzlia 46725, Israel, and owns directly Ordinary Shares.

     Carmel Software Fund (Cayman) L.P. is a Cayman Island limited partnership engaged in investments in companies, with its principal address at Walker House, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands, and owns directly Ordinary Shares.

     Carmel Software Fund (Delaware) L.P. is a Delaware limited partnership engaged in investments in companies, with its principal address at 1209 Orange Street, Wilmington, Delaware, and owns directly Ordinary Shares.

     Carmel Software Fund GbR is a German company engaged in investments in companies, with its principal address at Maz-Joseph Str. 7, Munich 80333, Germany, and owns directly Ordinary Shares.

     Carmel V.C. Ltd. is an Israeli company that provides investment advisory services, with its principal address at 16 Abba Eban Avenue, Herzlia 46725, Israel, and owns directly Ordinary Shares (Carmel Software Fund (Israel) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund GbR and Carmel V.C. Ltd. are referred to, collectively, as the "Carmel Entities").

     Isal Amlat Investments (1993) Ltd. ("Isal Amlat") is a publicly traded Israeli company with its principal address at 16 Abba Eban Avenue, Herzlia 46725, Israel. Isal Amlat is a holding company and owns directly Ordinary Shares.

     D Partners (Israel) Limited Partnership is an Israeli limited partnership with its principal address at 16 Abba Eban Avenue, Herzlia 46725, Israel, which engages in equity investments in a wide variety of business opportunities, ranging from venture capital investments to strategic investments in established companies and owns directly Ordinary Shares.


                              Page 20 of 37 pages

     D Partners (BVI) L.P. is a British Virgin Islands limited partnership with its principal address at C.O. HWR Services Ltd., Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, which engages in equity investments in a wide variety of business opportunities, ranging from venture capital investments to strategic investments in established companies and owns directly Ordinary Shares (D Partners (Israel) Limited Partnership and D Partners
(BVI) L.P. are referred to, collectively, as the "D Partners Entities").

     Mr. Shlomo Dovrat, whose address is 13 Kerem Ha Zeitim Street, Savyon, Israel and whose present principal occupation is a businessman, is the Chairman of the Issuer's board of directors, a director of Tecnomatix Technologies Ltd. ("Tecnomatix") and a founding partner of several high-tech venture capital funds. Mr. Shlomo Dovrat serves as a managing partner in the various entities that are the general partners and investment managers of each of the Carmel Entities and owns directly Ordinary Shares.

     Mr. Avi Zeevi, whose address is 11A After Street, Tel Aviv, Israel, and whose present principal occupation is a businessman, is a director of Tecnomatix and is a founding partner of the Carmel Entities and certain affiliates thereof. Mr. Zeevi serves as a managing partner in the various entities that are the general partners and investment managers of each of the Carmel Entities and owns directly Ordinary Shares.

     Mr. Harel Beit-On, whose address is 7 Haganim Street, Kfar Shmaryahu, Israel, and whose principal occupation is a businessman, is the chairman of the board of directors of each of ECtel Ltd. and Tecnomatix and is a director of various other companies. In addition, he is a founding partner of the Carmel Entities and certain affiliates thereof and owns directly Ordinary Shares.

     Carmel VC (Israel) L.P. is an Israeli limited partnership with an address at 16 Abba Eban Avenue, Herzlia 46725, Israel, whose business is acting as the general partner of Carmel Software Fund (Israel) L.P.

     Carmel Software L.P. is a Cayman Islands limited partnership that acts as a general partner of venture capital funds and whose address is Walker House, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands.

     Carmel Software Ltd. is a Cayman Islands company that acts as the general partner of Carmel Software L.P. and whose address is Walker House, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands.

     Mr. Aharon Dovrat, whose address is 62 Pinkas Street, Apartment 221, Tel Aviv, Israel and whose principal occupation is a businessman, is a director of Tecnomatix and of Delta Galil Industries Ltd. and the Chairman of the board of directors of each of Dovrat & Co. and Isal Amlat. Mr. Dovrat is also the Chairman of the board of directors of several privately held companies and owns directly Ordinary Shares.


                              Page 21 of 37 pages

     D Associates GP (Israel) Ltd. is an Israeli company with an address at 16 Abba Eban Avenue, Herzlia 46725, Israel whose principal business is being the general partner of each of the D Partners Entities.

     D.G.K. Partnership is an Israeli partnership with an address at 16 Abba Eban Avenue, Herzlia 46725, Israel whose principal business is investing in Isal Amlat.

     Dovrat & Co. Ltd. is an Israeli company with an address at 16 Abba Eban Avenue, Herzlia 46725, Israel whose principal business is investing in companies.


     (d) None of the reporting persons or, to the knowledge of the reporting persons, any director or executive officer of any reporting person that is a corporation, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

     (e) None of the reporting persons or, to the knowledge of the reporting persons, any director or executive officer of any reporting person that is a corporation, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Aharon Dovrat, Shlomo Dovrat, Harel Beit-On and Avi Zeevi is a citizen of Israel. Messrs. Grassl and Achinger are citizens of The Federal Republic of Germany.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     During August 2001, Aharon Dovrat purchased an aggregate of 86,000 Ordinary Shares in open market transactions, using personal funds in an aggregate amount of $430,000.

     On December 17, 2002, the Issuer granted to Carmel V.C. Ltd. an option to purchase 300,000 Ordinary Shares. On May 10, 2004, the Issuer distributed to its shareholders ordinary shares of ECtel Ltd. that were held by the Issuer. As a result of such distribution, the closing sale price of the Ordinary Shares on the Nasdaq Stock Market following such distribution was reduced by approximately $0.24. In order to compensate the holders of options outstanding at the time of the distribution for the reduction in the value of their options, the Issuer's shareholders approved on September 13, 2004, among other things, an adjustment to the number of Ordinary Shares underlying options that were outstanding at the time of the distribution. Pursuant to such approval, the number of Ordinary Shares subject to the option granted by the Issuer to Carmel V.C. Ltd. on December 17, 2002 was adjusted to 313,995 Ordinary Shares.


                              Page 22 of 37 pages

     During December 2002 and March 2003, the Carmel Entities purchased aggregates of 466,502 and 277,000 Ordinary Shares, respectively, in open market transactions, using capital contribution funds in an aggregate amount of $1,591,000.

     On June 18, 2003, Ofer (Ship Holdings) Ltd. ("Ofer") granted Carmel V.C. Ltd. an option to purchase 329,040 Ordinary Shares beneficially held by Ofer.

     On May 20, 2004, the D Partners Entities purchased 21,700 and 40,300 Ordinary Shares, respectively, in open market transactions, using personal funds in an aggregate amount of $289,448.

     During May 2004, Aharon Dovrat purchased 20,850 Ordinary Shares in open market transactions, using personal funds in an aggregate amount of $96,000.

     On June 30, 2004, Ofer granted Carmel V.C. Ltd. an irrevocable proxy to vote all of the Ordinary Shares held by Ofer (currently 6,867,200 Ordinary Shares).

     The maturity date of the loans extended in February 2002 by Bank Hapoalim to each of Messrs. Shlomo Dovrat, Beit-On and Zeevi in connection with the purchase by them of Ordinary Shares has been extended from February 12, 2004 until February 12, 2005.

ITEM 4. PURPOSE OF TRANSACTION

     The option to purchase 300,000 Ordinary Shares (as subsequently adjusted to cover 313,995 Ordinary Shares, as described in Item 3) was granted by the Issuer to Carmel V.C. Ltd. in December 2002 as consideration for Mr. Shlomo Dovrat's agreement to act as Vice Chairman of the Issuer's board of directors.

     The option to purchase 329,040 Ordinary Shares was granted by Ofer to Carmel V.C. Ltd. in June 2003 pursuant to an option agreement between the parties that was executed following the acquisition by them of Ordinary Shares pursuant to the subscription agreement dated December 2001.

     The irrevocable proxy to vote all of the Ordinary Shares held by Ofer with respect to the election of certain directors of the Issuer (as described in Item
5) was granted by Ofer to Carmel V.C. Ltd. on June 30, 2004 pursuant to Ofer's decision to cease its involvement in the management of the Issuer's operations.

     The purchase by the Carmel Entities during December 2002 and March 2003 of an aggregate of 466,502 and 277,000 Ordinary Shares, respectively, the purchase by the D Partners Entities in May 2004 of 21,700 and 40,300 Ordinary Shares, respectively, and the purchase by Aharon Dovrat during August 2001 and May 2004 of 86,000 Ordinary Shares and 20,850 Ordinary Shares, respectively, were conducted for investment purposes.

     On April 30, 2003, Mr. Udi Angel resigned from the Issuer's board of directors.


                              Page 23 of 37 pages

     In May 2003, Mr. Shlomo Dovrat was elected as the Chairman of the board of directors of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     DIRECT VOTING AND DISPOSITIVE POWER:

     Carmel Software Fund (Israel) L.P. is the beneficial owner and has the sole power to vote and dispose of 1,110,046 Ordinary Shares, constituting approximately 1.03% of the Ordinary Shares outstanding.

     Carmel Software Fund (Cayman) L.P. is the beneficial owner and has the sole power to vote and dispose of 1,370,637 Ordinary Shares, constituting approximately 1.27% of the Ordinary Shares outstanding.

     Carmel Software Fund (Delaware) L.P. is the beneficial owner and has the sole power to vote and dispose of 598,702 Ordinary Shares, constituting approximately 0.55% of the Ordinary Shares outstanding.

     Carmel Software Fund GbR is the beneficial owner and has the sole power to vote and dispose of 98,565 Ordinary Shares, constituting approximately 0.09% of the Ordinary Shares outstanding.

     Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH, is the beneficial owner and has the sole power to vote and dispose of 197,131 Ordinary Shares, constituting approximately 0.18% of the Ordinary Shares outstanding.

     On December 17, 2002, the Issuer granted to Carmel V.C. Ltd. an option to purchase 300,000 Ordinary Shares (the number of Ordinary Shares subject to this option was subsequently adjusted to 313,995 Ordinary Shares, as described in
Item 3) and on June 18, 2003 Ofer granted Carmel V.C. Ltd. an option to purchase 329,040 Ordinary Shares beneficially held by Ofer. Both options are currently exercisable with respect to all Ordinary Shares underlying the options. Due to the foregoing, Carmel V.C. Ltd. may be deemed to have sole voting and dispositive power with respect to an aggregate of 643,035 Ordinary Shares underlying the foregoing options.

     In addition, on June 30, 2004, Ofer granted Carmel V.C. Ltd. an irrevocable proxy to vote all of the Ordinary Shares beneficially held by Ofer solely in connection with the appointment or replacement of the two directors of the Issuer who under the Issuer's Articles of Association may be elected by the purchasers of Ordinary Shares that were acquired pursuant to the subscription agreement dated as of December 6, 2001 among the Issuer, certain of the reporting persons, Ofer and other parties, as a group, for as long as such purchasers own, in the aggregate, at least 10% of the issued and outstanding Ordinary Shares, or one director, for as long as they own, in the aggregate, at least 5% of the issued and outstanding Ordinary Shares. Carmel V.C. Ltd. agreed that, in making any such appointment of a director, it will not appoint as a director any person who may be deemed to be an "affiliate" (as such term is defined in Rule 144 under the U.S. Securities Act of 1933, as amended) of Ofer. The foregoing proxy (i) may terminate in the discretion of Carmel V.C. Ltd. upon a 30-day prior written notice to Ofer and (ii) will automatically terminate at such time that the service of the directors appointed by the reporting persons who own directly Ordinary Shares and by Ofer, as a group, expires or terminates and no replacement director is appointed on behalf of such persons. Due to the foregoing, Carmel V.C. Ltd. may be deemed to have sole voting power with respect to 6,867,200 Ordinary Shares currently held beneficially by Ofer.


                              Page 24 of 37 pages

     Isal Amlat is the beneficial owner and has the sole power to vote and dispose of 2,488,216 Ordinary Shares, constituting approximately 2.30% of the Ordinary Shares outstanding.

     D Partners (Israel) Limited Partnership is the beneficial owner and has the sole power to vote and dispose of 390,071 Ordinary Shares, constituting approximately 0.26% of the Ordinary Shares outstanding.

     D Partners (BVI) L.P. is the beneficial owner and has the sole power to vote and dispose of 724,511 Ordinary Shares, constituting approximately 0.67% of the Ordinary Shares outstanding.

     Mr. Shlomo Dovrat is the beneficial owner and has the sole power to vote and dispose of 112,000 Ordinary Shares, constituting approximately 0.1% of the Ordinary Shares outstanding.

     Mr. Harel Beit-On is the beneficial owner and has the sole power to vote and dispose of 112,000 Ordinary Shares, constituting approximately 0.1% of the Ordinary Shares outstanding.

     Mr. Avi Zeevi is the beneficial owner and has the sole power to vote and dispose of 24,947 Ordinary Shares, constituting approximately 0.02% of the Ordinary Shares outstanding.

     Mr. Aharon Dovrat is the beneficial owner and has the sole power to vote and dispose of 106,850 Ordinary Shares, constituting approximately 0.1% of the Ordinary Shares outstanding

     DEEMED VOTING AND DISPOSITIVE POWER:

     Each of Messrs. Aharon and Shlomo Dovrat is a director of D Associates GP (Israel) Ltd., the general partner of each of the D Partners Entities. In addition, each of Messrs. Aharon and Shlomo Dovrat is a director and holds 50% of the shares of Dovrat & Co. Ltd., an Israeli company that holds 37.5% of the shares of D Associates GP (Israel) Ltd. Dovrat & Co. Ltd. is also a limited partner of D Partners (Israel) Limited Partnership.

     Due to the positions of Messrs. Aharon and Shlomo Dovrat with Dovrat & Co. Ltd. and D Associates GP (Israel) Ltd., the ownership of shares of D Associates GP (Israel) Ltd. by Dovrat & Co. Ltd. and the rights of Dovrat & Co. Ltd. in D Associates GP (Israel) Ltd., Messrs. Aharon and Shlomo Dovrat may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by the D Partners Entities. Each of Messrs. Aharon and Shlomo Dovrat expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entities.


                              Page 25 of 37 pages

     Due to the ownership of shares of D Associates GP (Israel) Ltd. by Dovrat & Co. Ltd. and the rights of Dovrat & Co. Ltd. pursuant to the partnership agreement of D.G.K. Partnership, Dovrat & Co. Ltd. may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by the D Partners Entities. Dovrat & Co. Ltd. expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entities.

     Due to its capacity as the general partner of each of the D Partners Entities, D Associated GP (Israel) Ltd. may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by the D Partners Entities. D Associates GP (Israel) Ltd. expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entities.

     Due to its ownership of shares of Isal Amlat, D.G.K. Partnership may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by Isal Amlat. D.G.K. Partnership expressly disclaims beneficial ownership of such shares.

     The D Partners Entities beneficially own an aggregate of 40% of the interests in D.G.K. Partnership, and, pursuant to the partnership agreement of D.G.K. Partnership, may exercise the rights of D.G.K. Partnership as a shareholder of Isal Amlat with respect to the Ordinary Share held by Isal Amlat. Therefore, the D Partners Entities may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by Isal Amlat. Each of the D Partners Entities expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entity.

     Each of Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi is a director of Carmel V.C. Ltd. and (through management companies within their control) a shareholder of ATL Management Ltd., an Israeli company that is a shareholder of Carmel V.C. Ltd. Carmel V.C. Ltd. provides investment advisory and related services to Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Israel) L.P. and Carmel Software Fund GbR. Carmel V.C. Ltd. is also the general partner of Carmel VC (Israel) L.P., which is the general partner of Carmel Software Fund (Israel) L.P. Due to the foregoing positions of Messrs. Shlomo Dovrat, Beit-On and Zeevi with Carmel V.C. Ltd., each of Messrs. Shlomo Dovrat, Beit-On and Zeevi may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by the Carmel Entities. Each of Messrs. Shlomo Dovrat, Beit-On and Zeevi expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by such entities.

     Due to its capacity as the general partner of Carmel Software Fund (Israel) L.P., Carmel VC (Israel) L.P. may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by Carmel Software Fund (Israel) L.P. Carmel VC (Israel) L.P. expressly disclaims beneficial ownership of such shares.


                              Page 26 of 37 pages

     Due to the nature of the services Carmel V.C. Ltd. provides to each of Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P., Carmel Software Fund (Israel) L.P. and Carmel Software Fund GbR and due to its capacity as the general partner of Carmel VC (Israel) L.P., which is the general partner of Carmel Software Fund (Israel) L.P., Carmel V.C. Ltd. may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by Carmel Software Fund (Israel) L.P., Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P. and Carmel Software Fund GbR. In addition, pursuant to an investment management and co-investment agreement between Carmel V.C. Ltd. and Siemens Venture Capital GMBH ("Siemens"), Siemens has agreed to commit funds for investment by Carmel V.C. Ltd. in parallel with the investment of funds held by other funds advised by Carmel V.C. Ltd. As a result of the services provided under this agreement, Carmel V.C. Ltd. may be deemed to beneficially own the Ordinary Shares purchased with such funds. Carmel V.C. Ltd. expressly disclaims beneficial ownership of the Ordinary Shares referenced in this paragraph.

     Due to its capacity as the general partner of Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P. and Carmel Software Fund GbR, Carmel Software L.P. may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by such entities. Carmel Software L.P. expressly disclaims beneficial ownership of such shares.

     Due to its capacity as the general partner of Carmel Software L.P., Carmel Software Ltd. may be deemed to beneficially own Ordinary Shares that may, from time to time, be beneficially owned by Carmel Software Fund (Cayman) L.P., Carmel Software Fund (Delaware) L.P. and Carmel Software Fund GbR, of which Carmel Software L.P. is the general partner. Carmel Software Ltd. expressly disclaims beneficial ownership of such shares.

     The percentages of Ordinary Shares outstanding set forth above in this Item 5 are based on 108,038,063 Ordinary Shares outstanding as of June 13, 2004, as indicated in the Issuer's annual report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on July 1, 2004.

     Except as disclosed above, none of the reporting persons purchased or sold any Ordinary Shares since November 1, 2004.


                              Page 27 of 37 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described in Item 5 above (with respect to the options granted to Carmel V.C. Ltd. by the Issuer and by Ofer to purchase 300,000 Ordinary Shares (as adjusted to cover 313,995 Ordinary Shares, as described in Item 3) and 329,040 Ordinary Shares, respectively, and the proxy granted to Carmel V.C. Ltd. by Ofer), none of the reporting persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Letter dated June 30, 2004 from Ofer (Ship Holdings) Ltd. to Carmel V.C. Ltd and attached proxy.

Exhibit 2 Joint Filing Agreement among the reporting persons.


                              Page 28 of 37 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2004

                                        Carmel Software Fund (Israel) L.P.
                                        By: Carmel VC (Israel) L.P.
                                        By: Carmel V.C. Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                        Carmel Software Fund (Delaware) L.P.
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                        Carmel Software Fund (Cayman) L.P.
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                        Carmel Software Fund GbR
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                              Page 29 of 37 pages

                                        Carmel V.C. Ltd. (acting for Siemens
                                        Venture Capital GmbH)

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Isal Amlat Investments (1993) Ltd.

                                        By: ___________________________
                                        Name: Ron Maor and Miri Raveh
                                        Title: Chief Executive Officer and Chief
                                        Financial Officer


                                        D Partners (Israel) Limited Partnership
                                        By: D Associates GP (Israel) Ltd.

                                        By: ___________________________
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors


                                        D Partners (BVI) L.P.
                                        By: D Associates GP (Israel) Ltd.

                                        By: ___________________________
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title:  Directors


                                        ___________________________
                                                Shlomo Dovrat

                                        ___________________________
                                                Harel Beit-On

                                        ___________________________
                                                  Avi Zeevi


                                        Carmel VC (Israel) L.P.
                                        By: Carmel V.C. Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                              Page 30 of 37 pages

                                        Carmel Software L.P.
                                        By: Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                        ___________________________
                                        Aharon Dovrat

                                        D Associates GP (Israel) Ltd.

                                        By: ___________________________
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors

                                        D.G.K. Partnership

                                        By: ___________________________
                                        Name: Aharon Dovrat
                                        Title: Authorized Person

                                        Dovrat & Co. Ltd.

                                        By: ___________________________
                                        Name: Aharon Dovrat
                                        Title: Chairman


                              Page 31 of 37 pages

                                    Exhibit 1

                            Ofer (Ship Holdings) Ltd.

                                                                   June 30, 2004


Carmel V.C. Ltd.
16 Abba Eban Avenue, Herzliya
Israel

                      Re: SHAREHOLDINGS IN ECI TELECOM LTD.

     In connection with the provisions of Section 37(h) of the Articles of Association of ECI Telecom Ltd. ("ECI") under which Ofer (Ship Holdings) Ltd. ("Ofer") is deemed to be a Purchaser (as defined therein), and under any other existing or future agreement, instrument or document that reflects the rights granted to the Purchasers under such Section 37(h), Ofer hereby agrees to irrevocably authorize and appoint you ("Carmel"), by execution of the proxy attached hereto as Exhibit A, as its sole and exclusive representative and agent, with respect to all the Ordinary Shares (as defined below) held by Ofer, to exercise all the rights granted to Ofer under such Section 37(h), as Carmel may deem fit and appropriate in its discretion, including, without limitation the right to make any determination with respect to the appointment or replacement of any director on behalf of the Purchasers under Section 37(h) of the Articles of Association. Nothing herein shall be deemed to be creating or implying any obligation of Carmel to take action to appoint any directors to the Board of ECI. To the extent that Ofer is required to take any action, including voting the Ordinary Shares or providing any notice with respect thereto, in order to fulfil any determination made by Carmel as described above, Ofer shall take such action as reasonably requested by Carmel. Carmel hereby accepts such appointment and authorization and agrees that in making any appointment of a director under Section 37(h) of the Articles of Association, whether on behalf of the Ordinary Shares or other ordinary shares held by Carmel, Carmel shall not appoint as a director any person who may be deemed to be an "affiliate" (as such term is defined in Rule 144 under the U.S. Securities Act of 1933, as amended) of Ofer. The term "Ordinary Shares" shall mean all the ordinary shares par value NIS0.12 per share of ECI with respect to which Ofer may exercise the rights granted under such Section 37(h), and any securities issued with respect to such shares upon any distribution of dividends, recapitalization, reorganization, stock split or stock combination and any similar event. Notwithstanding the foregoing, this authorization and appointment (a) may terminate in your discretion upon a 30 days prior written notice and (b) shall automatically terminate at such time that the service of the directors appointed by the Purchasers expires or terminates and no replacement director is appointed hereunder on behalf of the Purchasers.

     It is further acknowledged that in the past, but without any contractual or other obligation to do so, Mr. Dovrat regularly updated Ofer regarding developments in the business of ECI and shared with Ofer other information relating to ECI and also held consultations with Ofer regarding various matters concerning ECI. It is hereby agreed that such consultations shall no longer take place and that the regular practice of providing such information shall be ceased.


                              Page 32 of 37 pages

     This letter represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this letter signed by both parties.

     This letter shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this letter. No assignment of this letter or of any rights or obligations hereunder may be made by either party (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consents shall be void; PROVIDED, HOWEVER, that Carmel may assign this letter and any or all rights or obligations hereunder to any Purchaser, upon a prior written notice to Ofer.

     This letter shall be governed by and construed in accordance with the laws of the State of Israel applicable to contracts made and performed in such State.

     Neither party nor any of their respective affiliates shall issue any press release or public announcement or make any other disclosure concerning this letter or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of a party, disclosure is otherwise required by applicable law or regulation or by the applicable rules of any stock exchange or automated quotation system on which either party or ECI lists securities, provided that, to the extent required by applicable law or regulation, the party intending to make such release shall use its best efforts consistent with such applicable law or regulation to consult with the other party with respect to the text thereof. Notwithstanding the foregoing, any disclosure to ECI or its agents, officers, directors, advisors or representatives, shall be permitted to the extent the disclosing party deems such disclosure desirable or appropriate.


                                                       Sincerely,
                                                       Ofer (Ship Building) Ltd.

                                                       By: _____________________
                                                       Name:
                                                       Title:

Accepted and agreed to by
Carmel V.C. Ltd.

By: _____________________
Name:
Title:


                              Page 33 of 37 pages

                                    EXHIBIT A

                                      PROXY

     In connection with the provisions of Section 37(h) of the Articles of Association of ECI Telecom Ltd. ("ECI") under which Ofer (Ship Holdings) Ltd. ("Ofer") is deemed to be a Purchaser (as defined therein), and under any other existing or future agreement, instrument or document that reflects the rights granted to the Purchasers under such Section 37(h), Ofer hereby irrevocably authorizes and appoints Carmel V.C. Ltd. ("Carmel") as its sole and exclusive representative and agent, with respect to all the Ordinary Shares (as defined below) held by Ofer, to exercise all the rights granted to Ofer under such
Section 37(h), as Carmel may deem fit and appropriate in its discretion, including, without limitation the right to make any determination with respect to the appointment or replacement of any director on behalf of the Purchasers under Section 37(h) of the Articles of Association. Nothing herein shall be deemed to be creating or implying any obligation of Carmel to take action to appoint any directors to the Board of ECI. To the extent that Ofer is required to take any action, including voting the Ordinary Shares or providing any notice with respect thereto, in order to fulfil any determination made by Carmel as described above, Ofer shall take such action as reasonably requested by Carmel. In making any appointment of a director under Section 37(h) of the Articles of Association, whether on behalf of the Ordinary Shares or other ordinary shares held by Carmel, Carmel shall not appoint as a director any person who may be deemed to be an "affiliate" (as such term is defined in Rule 144 under the U.S. Securities Act of 1933, as amended) of Ofer. The term "Ordinary Shares" shall mean all the ordinary shares par value NIS0.12 per share of ECI with respect to which Ofer may exercise the rights granted under such Section 37(h), and any securities issued with respect to such shares upon any distribution of dividends, recapitalization, reorganization, stock split or stock combination and any similar event. Notwithstanding the foregoing, this authorization and appointment (a) may terminate in Carmel's discretion upon a 30 days prior written notice and (b) shall automatically terminate at such time that the service of the directors appointed by the Purchasers expires or terminates and no replacement director is appointed hereunder on behalf of the Purchasers.


                                                       Ofer (Ship Building) Ltd.

                                                       By: _____________________
                                                       Name:
                                                       Title:
Date: June 30, 2004


                              Page 34 of 37 pages

                                    Exhibit 2

                             JOINT FILING AGREEMENT

     The undersigned parties hereby agree that this Amendment No. 1 to Schedule 13D filed herewith relating to the Ordinary Shares, par value NIS 0.12 per share, of ECI Telecom Ltd. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Date: January 2, 2004


                                        Carmel Software Fund (Israel) L.P.
                                        By: Carmel VC (Israel) L.P.
                                        By: Carmel V.C. Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                        Carmel Software Fund (Delaware) L.P.
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                        Carmel Software Fund (Cayman) L.P.
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Fund GbR
                                        By: Carmel Software L.P.
                                        By: Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                              Page 35 of 37 pages

                                        Carmel V.C. Ltd. (acting for Siemens
                                        Venture Capital GmbH)

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Isal Amlat Investments (1993) Ltd.

                                        By: ___________________________
                                        Name: Ron Maor and Miri Raveh
                                        Title: Chief Executive Officer and Chief
                                        Financial Officer


                                        D Partners (Israel) Limited Partnership
                                        By: D Associates GP (Israel) Ltd.

                                        By: ___________________________
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors


                                        D Partners (BVI) L.P.
                                        By: D Associates GP (Israel) Ltd.

                                        By: ___________________________
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors


                                        ___________________________
                                               Shlomo Dovrat

                                        ___________________________
                                               Harel Beit-On

                                        ___________________________
                                                 Avi Zeevi


                              Page 36 of 37 pages

                                        Carmel VC (Israel) L.P.
                                        By: Carmel V.C. Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                        Carmel Software L.P.
                                        By: Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)

                                        Carmel Software Ltd.

                                        By: ___________________________
                                        Name: Avi Zeevi and Itzhak Avidor
                                        Title: Avi Zeevi (General partner and
                                        founder); Itzhak Avidor (CFO)


                                        ___________________________
                                        Aharon Dovrat

                                        D Associates GP (Israel) Ltd.

                                        By: ___________________________
                                        Name: Aharon Dovrat and Eylon Penchas
                                        Title: Directors

                                        D.G.K. Partnership

                                        By: ___________________________
                                        Name: Aharon Dovrat
                                        Title: Authorized Person

                                        Dovrat & Co. Ltd.

                                        By: ___________________________
                                        Name: Aharon Dovrat
                                        Title: Chairman


                              Page 37 of 37 pages